AP
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14045177

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2013 (MM/DD/YY) AND ENDING Dec 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Ave
(No. and Street)

Raleigh (City) NC (State) 27603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts LLP
(Name – *if individual, state last, first, middle name*)

Po Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Richard K Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc, as of Feb 27, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

2-27-2014

Notary Public

EVE NUTTER NOTARY PUBLIC WAKE COUNTY, NC Comm. Exp. 3-15-2017.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Supplementary Information

Years Ended December 31, 2013 and 2012

CAPITAL INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information

Years December 31, 2013 and 2012

TABLE OF CONTENTS

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

Report on the Financial Statements
We have audited the accompanying financial statements of Capital Investment Group, Inc. (the "Company"), as of December 31, 2013 and 2012, which comprise the balance sheets and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3, and 4 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, 3, and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 19, 2014

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 2,283,865	$ 2,816,470
Receivable from clearing agent	180,092	157,071
Other receivables	1,041,788	857,393
Current portion of notes receivable	32,167	143,364
Total current assets	3,537,912	3,974,298
Property and equipment, net	-	-
Goodwill - customer acquisition	506,000	506,000
Notes receivable, less current portion	30,833	-
	$ 4,074,745	$ 4,480,298
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 1,532,779	$ 1,288,354
Accounts payable	279,810	157,275
Accrued retirement	12,000	12,000
Legal settlement	159,038	-
Line of credit	-	36,709
Total current liabilities	1,983,627	1,494,338
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	1,903,742	2,798,584
Total stockholders' equity	2,091,118	2,985,960
	$ 4,074,745	$ 4,480,298

See accompanying notes.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commisions on exchange listed securities executed on exchanges	$ 2,572,753	$ 1,725,644
Other security commissions	7,028,710	6,383,352
Sales of investment company shares	11,870,426	11,504,444
Fees for account supervision, investment advisory, and administrative services	1,041,869	2,259,215
Other operating revenue	6,671	1,026
	22,520,429	21,873,681
Operating expenses:		
Wages, salaries, and management fees	1,535,411	815,780
Commissions	17,700,934	17,766,184
Registration and fees	645,608	215,357
Rent and utilities	138,448	134,099
Printing	8,015	13,077
Office supplies	61,643	60,589
Publications	194,230	171,358
Travel and entertainment	96,422	116,065
Insurance	414,630	444,150
Taxes	32,995	23,059
Promotion	118,726	98,566
Professional fees	673,028	368,585
Retirement	12,000	12,000
Seminar	380,688	375,194
Insurance division	87,889	85,537
Miscellaneous	34,515	23,629
	22,135,182	20,723,229
Operating income	385,247	1,150,452
Other income (expense):		
Management fee from related party	274,709	215,106
Interest expense	(1,079)	(3,151)
Interest income	753	2,031
	274,383	213,986
Net income	659,630	1,364,438
Retained earnings, beginning of year	2,798,584	1,836,214
Dividends paid	(1,554,472)	(402,068)
Retained earnings, end of year	$ 1,903,742	$ 2,798,584

See accompanying notes.

CAPITAL INVESTMENT GROUP, INC

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 659,630	$ 1,364,438
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing agent	(23,021)	85,159
Other receivables	(184,395)	(192,714)
Commissions payable	244,425	55,426
Accounts payable	122,535	69,589
Net cash provided (used) by operating activities	819,174	1,381,898
Cash flows from investing activities:		
Loan made	(67,000)	(11,439)
Collections on loans	147,364	94,445
Net cash provided (used) by investing activities	80,364	83,006
Cash flows from financing activities:		
Payment of dividends	(1,554,472)	(402,068)
Proceeds from line of credit	-	11,709
Payment on line of credit	(36,709)	-
Proceeds on loan for settlement	159,038	-
Net cash provided (used) by financing activities	(1,432,143)	(390,359)
Net increase (decrease) in cash and cash equivalents	(532,605)	1,074,545
Cash and cash equivalents, beginning of year	2,816,470	1,741,925
Cash and cash equivalents, end of year	$ 2,283,865	$ 2,816,470
Interest paid	$ 1,079	$ 3,151

See accompanying notes.

(1) Organization and Significant Accounting Policies

Capital Investment Group, Inc. (the "Company") was incorporated as a North Carolina corporation on January 6, 1984 to provide investment services to investors as a fully- disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other commissions and fees are recorded when earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2013 and 2012.

(1) Organization and Significant Accounting Policies, Continued

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples. No impairment occurred in 2013 or 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2010 through December 31, 2013 remain open for examination by taxing authorities as of the date of this report.

Advertising

Advertising and related costs are expensed as incurred. Advertising expense was $22,831 and $877 in 2013 and 2012, respectively.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements in order for them to better compare to the 2013 financial statements. The reclassifications have no material effect on 2012 financial position, results of operations, or cash flow.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013 and 2012, the Company's uninsured cash balances totaled $1,363,092 and $1,959,301, respectively.

(4) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2013 and 2012 are as follows:

	2013	2012
Notes receivable	$ 63,000	$ 143,364
Less current portion	32,167	143,364
Long-term portion	$ 30,833	$ -

(5) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2013	2012
Office equipment	$ 72,688	$ 72,688
Leasehold improvements	14,820	14,820
	87,508	87,508
Less accumulated depreciation	87,508	87,508
	$ -	$ -

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2013 and 2012:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $12,000 and $12,000 in 2013 and 2012, respectively.

(8) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and FINRA regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2013 and 2012 were $0 and $12,899 respectively.

The Company receives fees from the following companies related by common ownership for accounts under management:

	2013	2012
CIC Advisors, LLC	$ -	$ 463,164
Capital Advisors, LLC	613,272	624,547
Capital Investment Advisory Services, LLC	-	628,767

(8) Related Parties, Continued

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

	2013	2012
Capital Investment Brokerage, Inc.	$ 144,000	$ 145,200
Capital Investment Advisory Services, LLC	68,313	45,835
CIC Advisors, LLC	-	24,071
Capital Investment Counsel, Inc.	62,396	-

In addition, the Company collects and pays out fees on behalf of the following companies related by common ownership:

	2013	2012
CIC Advisors, LLC	$ -	$ 479,601
Capital Investment Advisory Services, LLC	-	616,405
Capital Investment Counsel, Inc.	32,099	17,650

(9) Line of Credit

The Company maintains an unsecured line of credit with a bank with a maximum credit limit of $1,000,000. Interest on advances is payable monthly at the bank's prime rate but not less than 5% (5% as of December 31, 2013 and 2012, respectively). There was a balance of $0 and $36,709 outstanding as of December 31, 2013 and 2012, respectively.

(10) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related company) which is currently a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies. Rent expense amounted to $81,200 and $104,050 in 2013 and 2012, respectively.

(11) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $132,242 and $99,623 as of December 31, 2013 and 2012, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013 and 2012, the Company net capital was $1,321,093 and $2,140,204, respectively, which was $1,188,851 excess of its required net capital in 2013 and $2,040,581 in excess of its required net capital in 2012. The Company's ratio of aggregate indebtedness to net capital was 1.50 to 1 and .70 to 1 as of December 31, 2013 and 2012, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(12) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. As of December 31, 2013, management cannot predict the outcome of the lawsuits that are in the discovery phase or estimate the amount of any loss that may result. Accordingly, no provision for any contingent liabilities that may result has been made for these in the financial statements. Management believes that losses resulting from these matters, if any, would not have a material effect on the financial position of the Company.

(13) Subsequent Events

The date to which events occurring after December 31, 2013, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 19, 2014, the date the financial statements were available to be issued.

(14) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

Schedule 1

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years Ended December 31, 2013 and 2012

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2011	$ 6,000	$181,376	$ 1,836,214	$ 2,023,590
Net income for 2012	-	-	1,364,438	1,364,438
Dividends paid	-	-	(402,068)	(402,068)
Balance, December 31, 2012	6,000	181,376	2,798,584	2,985,960
Net Income for 2013	-	-	659,630	659,630
Dividends paid	-	-	(1,554,472)	(1,554,472)
Balance, December 31, 2013	$ 6,000	$181,376	$ 1,903,742	$ 2,091,118

Schedule 2

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2013 and 2012

	2013	2012
Net capital:		
Total stockholders' equity	$ 2,091,118	$ 2,985,960
Deduct: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-allowable assets	(756,610)	(833,613)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(13,415)	(12,143)
Net capital	$ 1,321,093	$ 2,140,204
Aggregate indebtedness:		
Accounts payable	$ 279,810	$ 157,275
Commissions payable	1,532,779	1,288,354
Accrued retirement	12,000	12,000
Legal settlement	159,038	-
Line of credit	-	36,709
Total	$ 1,983,627	$ 1,494,338
Net capital requirements:		
Broker-dealer minimum, as calculated	$ 132,242	$ 99,623
Net capital in excess of requirements	1,188,851	2,040,581
Net capital as computed above	$ 1,321,093	$ 2,140,204
Ratio of aggregate indebtedness to net capital	1.50 to 1	.70 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013 and 2012.

Schedule 3

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Schedule 4

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 19, 2014

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholders
Capital Investment Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Capital Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Group, Inc.'s management is responsible for Capital Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 19, 2014

CAPITAL INVESTMENT GROUP, INC.

Schedule of Assessment and Payments

Year ended December 31, 2013

Assessment for December 31, 2013	$	21,390
Less:		
Payment July 25, 2013		(11,644)
Payment February 17, 2014		(9,746)
Balance due, March 1, 2014	$	NONE